SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of Octuber, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Notice to the shareholders" dated on Octuber 06, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Notice to the shareholders

October 06, 2006 (01 page)

For more information, please contact:

Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – October 06, 2006) – Telecomunicações de São Paulo S/A – TELESP (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the results of the auction held at the São Paulo Stock Exchange – Bovespa, on October 03, 2006, for the sale of the shares of the Company resulting from the reverse split of the fractions, consequence of the exchange of shares of Telefônica Data Brasil Holding S.A. (“TDBH”) for shares of the Company, approved in the 23rd Extraordinary General Shareholders’ Meeting held on April 28, 2006.

The following table shows the results:

Ticker	Type	Number of	Number of	Net value per
		offered shares	shares sold	share

TLPP3	ON	193,371	193,371	R$41.19

TLPP4	PN	185,153	185,153	R$48.61

The amounts resulting from the sale of the shares in the auction will be put at disposal from October 10, 2006 on, under the name of the respective shareholders owners of the fractions of the shares under the following form:

a)	Credit to the Brazilian bank account specified by the shareholder, for those with shares in custody with Banco ABN Amro Real S.A.

b)	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

c)	For those shareholders whose shares are blocked or with an outdated registry, the amount will be kept at the disposal of the respective shareholder for the payment at Banco ABN Amro Real S.A, by means of presenting the documentation certifying the unblocking and/or identification, whichever applies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	Octuber 06, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director